

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2009

Gregg W. Sonnen
Chief Accounting Officer
First Data Corporation
6200 South Quebec Street
Greenwood Village, CO 80111

> **Re:** **First Data Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **File No. 001-11073**

Dear Mr. Sonnen:

We have completed our limited review of your Form 10-K and have no further comments at this time.

Sincerely,

Michael P. Seaman
Staff Attorney